One Corporate Center 401 Theodore Fremd Avenue Rye, NY 10580

March 13, 2025

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004

Re:       TETON Westwood Funds

Dear Ms. Hamilton:

Thank you for your oral comments on February 11, 2025, regarding the TETON Westwood Funds. The funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized to the best of our understanding, followed by the funds’ responses.

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Comments and Responses

Question: There were significant declines in assets of Mighty Mites and Convertible Securities Funds during period ended 9/30/2024. Did the registrant consider effect of these changes during the year on the expense ratio, to comply with Item 3, Instruction 3.d of Form N1-A?

Response: Registrant considered the effects of such changes to comply with Item 3, Instruction 3.d of Form N1-A.

Question: Westwood Equity Fund had 1.2% of assets in Dreyfus Cash Management Fund. However, staff did not note any AFFE disclosed in the fee table in the 485BPOS filed January 28, 2025. Did the registrant consider the required AFFE disclosures contained within Form N-1A, Item 3, Instruction 3.F and subsections 1 and 2.

Response: Based on the average daily investment in this acquired fund, the amount of AFFE was less than 0.01% for the year and was therefore not included in the expense ratio.

Question: Staff notes the following disclosure in footnote C of FiHis of Converts. “Fund received credits from designated broker who agreed to pay certain operating expenses for the fiscal year ended September 30, 2023. If credits had not been received, the ratio of operating expenses to ANA would have been 1.17% for AAA and A, 1.92% for Class C, and 0.92% for Class I.” Please supplementally explain why the net expense ratios provided in the prospectus updated and filed January 2024 reflect a lower expense ratio. For example, Class AAA indicates ratio of 1.16%, and further compliance with Reg SX 6-07g, subsections 1, 2, and 3. Refer to the Dear CFO letter 1999-03, entitled Financial Highlights and Fee Table Disclosures. Also, Dear CFO letter entitled Directed Brokerage Reporting in Financial Statements 1998-06. GAAP ASC-946-20-45-3. Ensure this guidance is followed in the future.

Response: The expense ratios presented in the FiHis included 0.01% of interest expense, which was not subject to the expense limitation agreement. The expense ratio in the prospectus excluded this interest expense amount, as it was not expected to be incurred in the following year.

Question: Related comment on Equity Fund. In the FiHis, Staff notes the following footnote: “The Fund received credits from a broker who agreed to pay certain fund expenses. For all years presented, there was no impact on the expense ratios.” Supplementally explain why there is a difference of 1bp between the operating expenses before waivers/credits, and the operating expenses net of waivers/credits, 1.60% vs. 1.59%. Confirm compliance with Reg S-X section 6-07g, subsections 1, 2, and 3. Refer to the Dear CFO letter 1999-03, entitled Financial Highlights and Fee Table Disclosures. Also, Dear CFO letter entitled Directed Brokerage Reporting in Financial Statements 1998-06. GAAP ASC-946-20-45-3. Ensure this guidance is followed in the future.

Response: The footnote should have excluded the current year rather than stating, “…for all years presented.” Registrant will ensure that future reports will correctly present footnotes relating to this.

Question: Schedule of Investments – please disclose the class of shares held of other registered funds in Title of Issue. Westwood Equity Fund and Westwood Balanced Fund held Dreyfus Treasury Securities Cash Management Fund, with no indication of class held. Refer to Reg S-X 12-12.

Response: Registrant will include the class of shares held of other registered funds in the Title of Issue.

Question: Regarding Mighty Mites Fund, Staff noted disclosure in Financial Statements regarding unsupervised assets. Provide a supplemental explanation as to how unsupervised assets are monitored and the frequency with which such reduction in the advisory fee is calculated.

Response: Unsupervised assets are tracked by the Administrator, and the Sub-Administrator calculates the values of these assets and corresponding reduction in fees on a daily basis.

Question: Repeat comment from a prior SOX review. Staff notes Mighty Mites Fund engaged in sales transactions with a common advisor but did not disclose the realized gain or loss. Confirm such information will provided on a going-forward basis as these transactions meet the definition of a related party and should be disclosed if material. GAAP ASC850-10-50 sections A through E, also AICPA expert panel meeting minutes from January 2016.

Response: On a going-forward basis, such sales transactions will include disclosure regarding the gain or loss realized on such transactions.

Question: The top hit on Google for Mighty Mites Fund is Gabelli website. Information on the Gabelli website is outdated. Explain why outdated information is presented and ensure it is updated. For example, Mighty Mites’ latest SOI is 6/30/2023 and the latest semiannual report is 3/31/2023. The latest factsheet is 9/30/2023. For Balanced Fund, 9/30/2019 is the latest annual report.

Response: Links to the pages on the that site had been removed so that the pages are not accessible from the site itself, though as noted, the pages still appear in and are accessible via searches. The reports noted are being updated to reflect the current documents.

Question: Staff notes the following website, www.tetonadv.com, contains Q3 documents for Mighty Mites Fund dated June 30, 2023. Supplementally explain why more recent information was not provided and ensure information is updated on timely basis going forward. https://www.tetonadv.com/documents/3QInvestments704.pdf, shows a white screen with a 404 error. Update relevant information for investors. SmallCap Equity )www.tetonadv.com/teton-westwood-funds/tw-small-cap-equity/), has a large heading labeled “Small Caps in 2023”. Supplementally explain why such information is outdated. Equity Fund, when accessing prices and performance hyperlink, there was information being displayed over other text. Confirm display will be corrected and displayed properly across the complex.

Response: The reports were inadvertently not posted to the website after becoming available and being filed. Documents noted have been updated to reflect the current documents and the material from 2023 have been removed. The text displays correctly.

Should you have any additional comments or concerns, please do not hesitate to contact me at (914) 921-7774.

Best regards,

/s/ Peter D. Goldstein

Peter D. Goldstein, Esq.
Secretary
TETON Westwood Funds